United States securities and exchange commission logo





                              June 5, 2023

       Gregg S. Hymowitz
       Chief Executive Officer
       EG Acquisition Corp.
       375 Park Avenue, 24th Floor
       New York, NY 10152

                                                        Re: EG Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 5, 2023
                                                            File No. 001-40444

       Dear Gregg S. Hymowitz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 5, 2023

       Letter to EG Acquisition Corp. Stockholders / Cover Page, page 0

   1. Due to the level of redemptions by public stockholders and founder share conversions disclosed in the Form
8-K that EG Acquisition filed on May 25, 2023, the Sponsor now appears to control a
majority of the outstanding Class A common stock. Please revise your proxy statement to
reflect the impact of this control on the approval of the various proposals, including
the Transaction Proposal.
   2. We note that following the business combination, PubCo will have two classes of common stock. Please
revise the cover page to disclose this dual class structure and briefly describe the
material features of each class.
   3. We note your disclosure that following the Closing, regardless of the percentage of redemptions, the
Existing Equityholders will hold a majority of the PubCo Class B
                                                        Common Stock and as a
result, will control a majority of the voting power of PubCo. We
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FirstName  LastNameGregg S. Hymowitz
EG Acquisition Corp.
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         further note you disclose that, as a result of the Existing
Equityholders    holdings after
         Closing, you will qualify as a    controlled company    within the
meaning of the corporate
         governance standards of the NYSE. Please disclose that you will be a controlled company following the Closing on your cover page. Also disclose that upon the completion of the
         Business Combination, Thomas James Segrave, Jr., who will serve as PubCo's CEO, will control PubCo through his holdings of a percentage of outstanding PubCo Class A
         Common Stock and PubCo Class B Common Stock constituting approximately 54.2%, assuming no shares of EGA Class A Common Stock are redeemed and 78.4%, assuming the maximum shares of EGA Class A Common Stock are redeemed.
Questions and Answers About the Business Combination
What voting interests will EGA's current stockholders, Sponsor, Bridge Note Lenders, and the
Existing Equityholders hold in PubCo, page 14

4. Please revise your disclosures here and elsewhere to include a third scenario reflecting an interim redemption level.
5. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming stockholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels. Also include disclosure regarding your underwriting fees on a percentage basis for shares at each redemption level.
Summary of the Proxy Statement
Interests of Certain Persons in the Business Combination, page 46

6. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Risk Factors
Significant increases in fuel costs could have a material adverse effect on our business, financial condition and results of operations, page 68

7. We note you disclose that the majority of your contractual service obligations allow you to make rate adjustments to account for changes in fuel prices. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures in the other cases. We also note you disclose on page 227 that your cost of revenue increased by 60% for the year ended December 31, 2022 compared to the year ended December 31,
         2021 in part due to cost of revenue associated with aircraft management and increased average fuel prices. Provide updated risk factor disclosure if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Gregg S. Hymowitz
FirstName  LastNameGregg S. Hymowitz
EG Acquisition Corp.
Comapany
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For the past two years, a significant portion of our total revenues has been derived from one customer., page 76

8. You disclose that for the years ended December 31, 2022 and 2021, one customer has accounted for 39% and 23% of total revenue and such customer accounted for approximately $8.7 million of accounts receivable for the year ended December 31, 2022, which represented approximately 91% of your total accounts receivable at that time.
         Please describe the material terms of any agreement(s) or arrangement(s) that LGM or its subsidiaries has entered into with this customer.
If the Business Combination is not completed, potential target businesses may have leverage over EGA in negotiating, page 84

9. Update your disclosure here and elsewhere to reflect the amendment to your Amended and Restated Certificate of Incorporation to extend the date by which you must consummate your initial business combination, up to 5 times, initially from May 28, 2023 to August 28, 2023, and thereafter for additional one month periods commencing on
         August 28, 2023 through and until December 28, 2023 (or such earlier date after May 28,
         2023 as determined by the Company   s board of directors). Also
describe any extension
         payment(s) agreed to by the sponsor.
The A&R PubCo Charter contains forum limitations for certain disputes between us and our stockholders that could limit the ability, page 97

10. We note your disclosure here that your exclusive forum provisions do not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction, and that the
         A&R PubCo Charter also provides that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This disclosure is inconsistent with
Section 14 of your
         A&R PubCo Charter attached as Annex B and your disclosures on pages 148 and
         286, which state that unless PubCo consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the
         Exchange Act and the rules and regulations thereunder. Please revise your disclosure to reconcile this inconsistency.
Background of the Business Combination, page 154

11. Revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of the parties, including the material issues that were discussed, how parties' positions differed, and how issues were resolved.
         For example, please further discuss how the parties determined the transaction structure of
         LMG. In addition, expand the discussion of the meetings and negotiations among
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         "representatives" of the parties to name the individuals involved. For example, if the
         "employee of EnTrust Global" who suggested that EGA consider a potential business combination with LGM is a member of management or an affiliate of the sponsor or EGA, name the individual and discuss the affiliation(s).
12. We note you state generally that "[t]he Equity Purchase Agreement was principally negotiated between June 14, 2022 and October 16, 2022, and several drafts were exchanged between Willkie and Wyrick during such time," and that "[t]opics negotiated included the closing conditions, the representations and warranties of EGA and LGM respectively, certain interim operating covenants of EGA and LGM respectively, and certain tax matters." Please expand your disclosure to include a more detailed description of the negotiations surrounding the material terms of the Equity Purchase Agreement and related transactions.
13. Where information was exchanged between the parties during negotiations, clarify whether such information included any forecasts by LMG or its advisors.
14. It appears that negotiations regarding the Bridge Notes and the business combination had been ongoing and several special board meetings had taken place before a Transaction
         Committee of the Board was directed to separately meet to review the proposed business combination and various other related matters and make recommendations to the Board with respect thereto. Revise to clarify when potential interests in the transactions by certain of its officers and directors were first disclosed to all independent members of the board, and when the Transaction Committee, which is first mentioned on page 159, was formed.
15. You disclose that EGA reviewed over 100 target candidates in different industries and had substantive discussions with over 20 potential targets, which included signing non-
         disclosure agreements, conducting preliminary due diligence, and/or meetings with senior executives and other senior members of management of, or investors in, those potential targets. However, your disclosure in this section appears to focus almost exclusively on the business combination with LGM. Please expand your discussion in this section to describe the process utilized to evaluate the other potential targets. Please discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any alternative offers that were made or received. Your disclosure should clearly describe the reasons you did not further consider any alternative proposal and explain why EGA deems the business combination with LGM to be superior to available alternatives.
16. You disclose that on April 26, 2022, the parties agreed to and executed the non-
         binding letter of intent, which provided, among other things, that the potential business combination with LGM would be based on a total enterprise value of LGM of
         $600 million. Please expand your disclosure to discuss how this valuation was determined.
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FirstName  LastNameGregg S. Hymowitz
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17. You disclose on page 246 that you agreed not to enter into a definitive agreement regarding the Business Combination without the prior consent of your sponsor. Please expand your disclosure in this section to discuss whether the sponsor's prior consent right impacted your search for an acquisition target.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
LGM
Overview of Our Business, page 220

18. We note that you describe the company as having a diversified and evolving business model that generates charter revenue through wholesale and retail ad hoc flights and a jet club membership program, guaranteed revenue program, fractional program, partnership program and other services.

         However, on page F-39, you indicate that revenue is derived mainly from the jet club, guaranteed revenue, and fractional programs along with maintenance, repair and overhaul services, and in your revenue details on page F-58 you associate 98% or more of total revenues for all periods with the category of flights.

         We also note that you provide essentially the same discussion and analysis of the 54% and
         72% increases in revenue for 2022 and 2021 on pages 226-229, in which you attribute the increases to growth in the aircraft fleet and higher airfare rates, without any discussion of revenues associated with the various programs or the extent to which revenues increased due to increases in flights or flight hours and to increases in prices.

         Please revise your disclosures in MD&A as necessary to clarify the relative significance of the various revenue programs and services and the extent to which changes in revenues are attributable to changes in participation, flight hours, services and prices to comply with Item 303(a) and (b)(2)(iii) of Regulation S-K.

         Please also expand or revise your revenue disaggregation disclosures to more clearly associate the revenue categories with the various revenue generating activities and programs described in MD&A to comply with FASB ASC 606-10-55-89, 90 and 91, and to clarify the extent to which revenues that are presently characterized as flights are derived from participants in your various programs.
19. We note your disclosure of the fractional ownership revenue program, under which customers agree to purchase an ownership interest in an aircraft for a contractual term of up to five years, and thereby gain access to your entire fleet, although also indicating the arrangement involves two stages, the first of which appears to convey access to the fleet before any change in ownership occurs.

         Please expand your accounting policy disclosures as necessary to clarify your rationale for presenting sales of fractional ownership interests as revenue, to explain how the benefits associated with the fractional ownership interests change at the end of the contractual
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         term, and to describe the terms of any arrangements to repurchase the fractional ownership interests.

         Please also describe the timeline between enrollment and participation in the program and conveyance of the ownership interests, and the circumstances under which the arrangement would be established and maintained in the absence of having a designated aircraft, as you have indicated occurs.

         Tell us the total number of participants in the program at the end of each period and the number of such participants who had not yet acquired the ownership interests, along with the reasons and your expectations for completing the sales. Tell us the specific accounting guidance that you have relied upon in formulating your accounting policy.
20. Please expand your discussion and analysis of cost of revenues on pages 227 and 229 as necessary to clarify the extent to which the 60% and 86% increases for 2022 and 2021 were attributable to increases in the number of flight legs, costs of aircraft operation or management, and fuel prices to comply with Item 303(a) and (b)(2)(ii) of Regulation S-K.

         This guidance requires that you provide descriptions and amounts of matters that have had a material impact on reported operations, matters that are reasonably likely to have a material impact on future operations, and that you address any material change in the relationship between costs and revenues.

         Please include the number of flight legs and changes therein along with this disclosure and incrementally in your tabulation of key operating metrics on page 224. Key Operating Metrics, page 223

21. We note that you disclose total member counts, hours per aircraft, and customers per aircraft and indicate that you have considered all customers with active accounts, and using either an average or end-of-period count of the number of aircraft on your operating certificates in compiling these measures.

         Please expand your disclosures to clarify your definition of active accounts and if your total member counts include members from whom no revenues were derived for any period in which the customer has been included in the total count for the period, also disclose the number of customers that contributed to revenues.

         Please also disclose the total number of flight hours that are associated with revenues for each period and the number of aircraft on you operating certificates that are reflected in your measure and the number of such aircraft that were utilized in generating any portion of the revenues for each period if these are not the same.
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Management's Discussion and Analysis of Financial Condition and Results of Operations of
LGM
Liquidity and Capital Resources, page 230

22. You disclose that you believe that your existing cash on hand, cash generated from operations and available borrowings under your term loan will be sufficient for at least the next 12 months to meet working capital requirements and anticipated capital expenditures. Please expand your disclosure to describe all material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period.
         Refer to Item 303(b)(1)(ii)(A) of Regulation S-K.
Conflicts of Interest, page 242

23. At page 245, you disclose that your charter waived the corporate opportunities doctrine.
         Please expand your discussion of this conflict of interest to address whether it impacted your search for an acquisition target. If so, please also discuss it in the Background of the
         Business Combination section.
Beneficial Ownership of Securities, page 257

24. Please update your beneficial ownership table to provide information as of the most recent practicable date. Refer to Item 6(d) of Schedule 14A.
Description of EGA Securities
Registration and Stockholder Rights, page 278

25. We note your disclosure here that the holders of the Founder Shares, Private Placement
         Warrants and EGA Warrants that may be issued upon conversion of working capital loans
         (and any shares of EGA Class A Common Stock issuable upon the exercise of the Private
         Placement Warrants and EGA Warrants that may be issued upon conversion of working capital loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration and stockholder rights agreement dated May 25, 2021, between
         EGA and certain security holders, requiring you to register such securities for resale (in the case of the Founder Shares, only after conversion to your EGA Class A Common
         Stock). Please revise to disclose the amount of shares of common stock which will be subject to resale registration rights and discuss related risks in the Risk Factors section.
Financial Statements, page F-1

26. Please update the Schedule 14A to include financial statements of EGA and LGM covering the quarter ended March 31, 2023 to comply with Rule 8-08 of Regulation S-X.

         Please also update the pro forma financial information on pages 105-122 to also encompass the recently completed interim period.
27. Please revise the financial statements on pages F-29, F-31 and F-32 as necessary to clarify
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         whether the numerical data is presented in thousands of dollars, as appears to be the basis of presentation utilized on pages F-28 and F-30. Please similarly clarify all numerical details in the narratives and tabulations on pages F-33 through F-61. General

28. We note your disclosure on page 17 and in your Definitive Proxy Statement on Form 14A you filed on April 21, 2023 that your sponsor is affiliated with EnTrust Global Partners
         LLC (   EnTrust Global   ) and EnTrust Global Management GP LLC, has
sole voting and
         dispositive power over the Founder Shares owned by your sponsor. You further disclose that Gregg Hymowitz is the Chairman, Chief Executive Officer, Founder and Managing
         Partner of EnTrust Global and is a U.S. citizen. Please revise to clarify whether your sponsor, including EnTrust Global Management GP LLC, is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a
         U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
         Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. We note some of this risk factor disclosure is included on page 17.
29. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
30. We note that BTIG was the underwriter for the initial public offering of EGA and it is advising on the business combination transaction with LGM. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from BTIG or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for EGA's initial public offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl
Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments
 Gregg S. Hymowitz
EG Acquisition Corp.
June 5, 2023
Page 9

on the financial statements and related matters. Please contact Timothy S. Levenberg, Special
Counsel, at (202) 551-3707 or Irene Barberena-Meissner, Staff Attorney, at
(202) 551-6548 with
any other questions.



                                                           Sincerely,
FirstName LastNameGregg S. Hymowitz
                                                            Division of
Corporation Finance
Comapany NameEG Acquisition Corp.
                                                            Office of Energy &
Transportation
June 5, 2023 Page 9
cc:       Sean M. Ewen, Esq., of Willkie Farr & Gallagher LLP
FirstName LastName